UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: August 9, 2012

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated August 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: August 9, 2012	By:	/s/ Peter Evensen

Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS SECOND QUARTER RESULTS

Highlights

•

Generated distributable cash flow of $56.8 million for the second quarter of 2012, an increase of 51 percent from the second quarter of 2011, and an increase of 12 percent from the first quarter of 2012.

•	Declared second quarter 2012 cash distribution of $0.675 per unit.

•	Entered into new three-year time-charter for the Magellan Spirit, commencing in September 2013.

•	Total liquidity of approximately $403 million as at June 30, 2012.

Hamilton, Bermuda, August 9, 2012 – Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2012. During the second quarter of 2012, the Partnership generated distributable cash flow(1) of $56.8 million, compared to $37.6 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the following acquisitions: Multigas carriers delivered in June and October 2011; a 33 percent interest in four liquefied natural gas (LNG) carriers delivered between August 2011 and January 2012; one liquefied petroleum gas (LPG) carrier delivered in September 2011; and a 52 percent interest in six LNG carriers completed in February 2012.

On July 13, 2012, the Partnership declared a cash distribution of $0.675 per unit for the quarter ended June 30, 2012. The cash distribution will be paid on August 10, 2012 to all unitholders of record on July 25, 2012.

“The Partnership’s distributable cash flow experienced a healthy increase during the second quarter, primarily as a result of the full quarter contribution from the six Maersk LNG carriers acquired in the first quarter of 2012 through our joint venture with Marubeni,” commented Peter Evensen, Chief Executive Officer of Teekay GP L.L.C. “Since closing the acquisition at the end of February, the integration of these vessels into our fleet is now substantially complete.”

“The LNG shipping market continues to exhibit strong fundamentals which enabled the Partnership to recently secure a new three-year time-charter for the Magellan Spirit at a rate which is approximately 20 percent higher than under its existing charter,” Mr. Evensen continued. “The new contract will commence in September 2013 when the Magellan Spirit’s current time-charter expires. In addition, the Partnership has been actively assessing opportunities to make additional accretive investments in new LNG-related projects and existing LNG assets with long-term contracts. With approximately $400 million of available liquidity, the Partnership is well-positioned for further acquisitions.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

- more -

Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of August 1, 2012:

	Number of Vessels
LNG Carrier Fleet	27	(i)
LPG/Multigas Carrier Fleet	5	(ii)
Conventional Tanker Fleet	11

Total	43

(i)	The Partnership’s ownership interests in these vessels ranges from 33 percent to 100 percent.
(ii)	The Partnership has a 99 percent ownership interest in these vessels.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $40.5 million for the quarter ended June 30, 2012, compared to $23.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $2.8 million and $26.7 million for the three months ended June 30, 2012 and 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income (loss) attributable to the partners, on a GAAP basis, of $37.7 million and ($3.1) million for the three months ended June 30, 2012 and 2011, respectively.

For the six months ended June 30, 2012, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $76.1 million, compared to $49.4 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $13.7 million and $27.6 million for the six months ended June 30, 2012 and 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $62.4 million and $21.9 million for the six months ended June 30, 2012 and 2011, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on its consolidated statements of income (loss). This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income (loss) as detailed in footnotes 1 and 2 to the Summary Consolidated Statements of Income (Loss) included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

- more -

Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended June 30, 2012 (unaudited)			Three Months Ended June 30, 2011 (unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	67,572	28,540	96,112	65,824	25,738	91,562
Vessel operating expenses	10,717	9,387	20,104	13,145	10,243	23,388
Depreciation and amortization	17,309	7,364	24,673	15,081	7,090	22,171

CFVO from consolidated vessels(ii)	54,259	16,740	70,999	50,229	12,901	63,130
CFVO from equity accounted vessels(ii) (iii)	38,035	—	38,035	14,483	—	14,483
Total CFVO(ii)	92,294	16,740	109,034	64,712	12,901	77,613

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts and (c) adjusting for direct financing leases to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended June 30, 2012 and 2011 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers and the Partnership’s 50 percent interest in the Excalibur and Excelsior Joint Ventures, which owns one LNG carrier and one regasification unit. The Partnership’s equity accounted investment for the three months ended June 30, 2012 also includes the Partnership’s 33 percent interest in four LNG carriers that were delivered in mid-2011 through early 2012 servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which acquired six LNG carriers on February 28, 2012.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity-accounted vessels, increased to $54.3 million in the second quarter of 2012 from $50.2 million in the same quarter of the prior year. This increase was primarily due to higher voyage revenues as a result of the Multigas and LPG carrier acquisitions previously discussed in this release and lower operating expenses.

Cash flow from vessel operations from the Partnership’s equity-accounted vessels in the Liquefied Gas segment increased to $38.0 million in the second quarter of 2012 from $14.5 million in the same quarter of the prior year. This increase was primarily due to the Teekay LNG-Marubeni joint venture’s acquisition of six LNG carriers from A.P. Moller Maersk A/P (the MALT LNG Carriers) in February 2012 and the acquisition of a 33 percent interest in the four Angola LNG Carriers from Teekay Corporation between August 2011 and January 2012.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $16.7 million for the second quarter of 2012 from $12.9 million for the same quarter of the prior year. This increase was primarily due to 72 off-hire days in the second quarter of 2011 related to scheduled dry dockings compared to no off-hire days during the second quarter of 2012, and lower operating expenses.

- more -

Liquidity

As of June 30, 2012, the Partnership had total liquidity of $402.9 million (comprised of $114.9 million in cash and cash equivalents and $288.0 million in undrawn credit facilities), compared to total liquidity of $318.1 million as of March 31, 2012. The increase in the Partnership’s liquidity balance is primarily due to the NOK 700 million ($125.0 million) Norwegian bond offering that was completed in May 2012.

Conference Call

The Partnership plans to host a conference call on Friday, August 10, 2012 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2012. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 7420375.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Second Quarter 2012 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, August 17, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7420375.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s third largest independent owner and operator of LNG vessels, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts with major energy and utility companies through its interests in 27 LNG carriers (including one LNG regasification unit), five LPG/Multigas carriers and 11 conventional tankers. The Partnership’s ownership interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

6

- more -

TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30 , 2012	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	96,354	99,216	92,247	195,570	185,466

OPERATING EXPENSES
Voyage expenses	242	343	685	585	1,055
Vessel operating expenses	20,104	20,531	23,388	40,635	44,195
Depreciation and amortization	24,673	24,633	22,171	49,306	44,520
General and administrative	6,506	7,116	6,535	13,622	12,861

	51,525	52,623	52,779	104,148	102,631

Income from vessel operations	44,829	46,593	39,468	91,422	82,835

OTHER ITEMS
Interest expense	(13,734)	(12,798)	(12,136)	(26,532)	(23,890)
Interest income	949	932	1,698	1,881	3,276
Realized and unrealized loss on derivative instruments(1)	(18,145)	(15,903)	(27,329)	(34,048)	(16,560)
Foreign exchange gain (loss)(2)	13,927	(9,668)	(8,859)	4,259	(29,892)
Equity income(3)	11,086	17,048	3,447	28,134	11,504
Other income (expense) – net	348	475	22	823	(1,225)

Net income (loss)	39,260	26,679	(3,689)	65,939	26,048

Net income (loss) attributable to:
Non-controlling interest	1,572	1,948	(561)	3,520	4,196
Partners	37,688	24,731	(3,128)	62,419	21,852

Limited partners’ units outstanding:
Weighted-average number of common and total units outstanding—basic and diluted	64,857,900	64,857,900	59,152,816	64,857,900	57,140,637
Total number of units outstanding at end of period	64,857,900	64,857,900	59,357,900	64,857,900	59,357,900

- more -

(1)	The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Realized (losses) relating to:
Interest rate swaps	(9,284)	(9,079)	(10,046)	(18,363)	(20,283)
Toledo Spirit time-charter derivative contract	(6)	(32)	(53)	(38)	(53)

	(9,290)	(9,111)	(10,099)	(18,401)	(20,336)

Unrealized (losses) gains relating to:
Interest rate swaps	(8,855)	(7,092)	(16,430)	(15,947)	3,376
Toledo Spirit time-charter derivative contract	—	300	(800)	300	400

	(8,855)	(6,792)	(17,230)	(15,647)	3,776

Total realized and unrealized losses derivative instruments	(18,145)	(15,903)	(27,329)	(34,048)	(16,560)

(2)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income (loss).

Foreign exchange gain (loss) includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million unsecured bonds in May 2012 maturing in 2017. Foreign exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Realized gains on cross-currency swap	48	—	—	48	—
Unrealized (losses) on cross-currency swap	(10,270)	—	—	(10,270)	—
Unrealized gains on revaluation of NOK bonds	7,560	—	—	7,560	—

(3)	Equity income includes unrealized gains (losses) on derivative instruments as detailed in the table below.

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Equity income	11,086	17,048	3,447	28,134	11,504
Proportionate share of unrealized (losses) gains on derivative instruments	(8,242)	5,061	(3,154)	(3,181)	(600)

Equity income excluding unrealized (losses) gains on derivative instruments	19,328	11,987	6,601	31,315	12,104

- more -

TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	114,916	83,904	93,627
Other current assets	15,783	16,345	18,837
Advances to affiliates	24,362	17,971	11,922
Restricted cash – long-term	526,705	526,901	495,634
Vessels and equipment	1,980,370	2,001,654	2,021,125
Net investments in direct financing leases	406,549	408,060	409,541
Derivative assets	162,472	129,123	155,259
Investments in and advances to equity accounted joint ventures	374,320	363,025	191,448
Other assets	39,387	38,184	34,760
Intangible assets	109,851	112,133	114,416
Goodwill	35,631	35,631	35,631

Total Assets	3,790,346	3,732,931	3,582,200

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	53,131	52,038	60,030
Current portion of long-term debt and capital leases	255,748	262,506	131,925
Advances from affiliates and joint venture partners	27,288	28,775	17,400
Long-term debt and capital leases	1,920,250	1,898,379	1,830,353
Derivative liabilities	326,347	273,874	293,218
Other long-term liabilities	106,231	105,922	109,565
Equity
Non-controlling interest(1)	29,712	28,190	26,242
Partners’ equity	1,071,639	1,083,247	1,113,467

Total Liabilities and Total Equity	3,790,346	3,732,931	3,582,200

(1)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in the two Kenai LNG carriers, a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), and a 1 percent equity interest in the five LPG/Multigas carriers, which in each case the Partnership does not own.

- more -

TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	88,772	96,719

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	395,352	100,640
Debt issuance costs	(1,808)	—
Scheduled repayments of long-term debt	(42,200)	(38,129)
Prepayments of long-term debt	(119,274)	(173,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(5,040)	(4,983)
Proceeds from follow-on offering net of offering costs	—	161,682
Advances to and from affiliates	(3,600)	1,443
Increase in restricted cash	(30,511)	(3,227)
Cash distributions paid	(93,636)	(78,238)
Purchase of Skaugen Multigas Subsidiary	—	(55,313)
Repayment of joint venture partners’ advances	—	(59)
Other	(50)	(128)

Net financing cash flow	99,233	(89,312)

INVESTING ACTIVITIES
Purchase of equity investment in MALT LNG Carriers	(150,999)	—
Purchase of equity investment in the fourth Angola LNG Carrier	(19,068)	—
Receipts from direct financing leases	2,992	2,867
Expenditures for vessels and equipment	(1,010)	(16,821)
Repayments from joint venture	830	—
Other	539	—

Net investing cash flow	(166,716)	(13,954)

Increase (decrease) in cash and cash equivalents	21,289	(6,547)
Cash and cash equivalents, beginning of the period	93,627	81,055

Cash and cash equivalents, end of the period	114,916	74,508

- more -

TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	39,260	(3,689)	65,939	26,048
Less:
Net (income) loss attributable to non-controlling interest	(1,572)	561	(3,520)	(4,196)

Net income (loss) attributable to the partners	37,688	(3,128)	62,419	21,852
Add (subtract) specific items affecting net income:
Unrealized foreign exchange (gain) loss(1)	(13,879)	8,859	(4,211)	29,892
Unrealized losses (gains) from derivative instruments(2)	8,855	17,230	15,647	(3,776)
Unrealized losses from derivative instruments and other items from equity accounted investees(3)	8,800	3,154	3,989	600
Other items(4)	—	—	—	949
Non-controlling interests’ share of items above	(935)	(2,554)	(1,712)	(70)

Total adjustments	2,841	26,689	13,713	27,595

Adjusted net income attributable to the partners	40,529	23,561	76,132	49,447

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain (loss) on the cross-currency swap economically hedging the NOK bond and exclude the realized gains relating to the cross currency swap for outstanding Norwegian bonds of the Partnership.
(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of interest rate derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes within the Partnership’s equity-accounted investments and $0.6 million and $0.8 million of start-up related costs during the three and six months ended June 30, 2012, respectively, relating to the acquisition of the six MALT LNG Carriers.
(4)	Amount for the six months ended June 30, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants to Teekay’s former President and Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

- more -

TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income (loss).

	Three Months Ended	Three Months Ended
	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)
Net income (loss):	39,260	(3,689)
Add:
Depreciation and amortization	24,673	22,171
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance capital expenditures	27,389	9,453
Unrealized loss on derivatives and other non-cash items	8,955	18,825
Less:
Estimated maintenance capital expenditures	(14,190)	(11,193)
Unrealized foreign exchange (gain) loss	(13,879)	8,859
Equity income	(11,086)	(3,447)
Non-cash tax (recovery) expense	(198)	119

Distributable Cash Flow before Non-controlling interest	60,924	41,098
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,170)	(3,541)

Distributable Cash Flow	56,754	37,557

- more -

TEEKAY LNG PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2012
		(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	67,572	28,540	96,112
Vessel operating expenses	10,717	9,387	20,104
Depreciation and amortization	17,309	7,364	24,673
General and administrative	4,099	2,407	6,506

Income from vessel operations	35,447	9,382	44,829

	Three Months Ended June 30, 2011
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	65,824	25,738	91,562
Vessel operating expenses	13,145	10,243	23,388
Depreciation and amortization	15,081	7,090	22,171
General and administrative	3,941	2,594	6,535

Income from vessel operations	33,657	5,811	39,468

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth opportunities; the Partnership’s financial position, including available liquidity; the Partnership’s new time-charter contract for the Magellan Spirit commencing in September 2013; and the Partnership’s ability to secure additional accretive growth opportunities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: availability of LNG shipping, floating storage, regasification and other growth opportunities; changes in production of LNG or LPG, either generally or in particular regions; development of LNG and LPG projects; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet and inability of the Partnership to renew or replace long-term contracts; the Partnership’s ability to raise financing to purchase additional vessels or to pursue other projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- more -